

Mail Stop 3720

November 21, 2008

Via U.S. Mail and Fax
Tim L. Pennington
Chief Financial Officer
Hutchison Telecommunications International Limited

Hutchison Telecom Tower
99 Cheung Fai Road
Tsing Yi
Hong Kong

> RE: **Hutchison Telecommunications International Limited**
> **Form 20-F for the fiscal year ended December 31, 2007**
> **Filed May 9, 2008**
> **File No. 1-32309**

Dear Mr. Pennington:

We have reviewed your supplemental response letter dated October 11, 2008 as well as your filing and have the following comments. As noted in our comment letter dated August 28, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2007

Revenue Recognition, page F-19

1. We note your response to comment 3. Please expand your revenue recognition policy footnote disclosure to provide a comprehensive explanation of how you account for handset subsidies under IFRS.

Subsequent Events, page F-67

2. We note in your response to comment 6, your analysis provided to support your treatment of the sales leaseback transaction. However, we continue to question your conclusions regarding the type of lease you have entered into and whether the sale and the subsequent leaseback are at fair value.   We remind you, as stated in IAS 17.21, transactions and other events should be accounted for and presented in accordance with their substance and financial reality and not merely with legal form. As the IASB points out in IAS 17.22, when a finance lease is not reflected in the lessee's statement of financial position, the economic resources and the level of obligations of an entity are understated, thereby distorting financial ratios. With this in mind, please provide us a detailed supplemental response that fully addresses each of the following comments. You should revise your evaluation of the transaction under the guidance in IAS 17 to the extent necessary.

    a. In the first part of our previous comment 6, we requested an explanation of the significant terms and substance of the Tower Transfer arrangement. As stated in paragraph 3 of SIC-27, a series of transactions that are closely interrelated, negotiated as a single transaction, and take place in a sequence should be accounted for as a single transaction. We are concerned that you may not have fully considered the substance your transactions with Protelindo when concluding upon the accounting because your response makes no mention of the Build to Suit Term Sheet. Explain to us your consideration of this agreement when concluding upon the appropriate accounting. Also, if applicable, explain to us how a transaction in the form of a sale that involves towers to be built by Protelindo and sold to HCPT, then sold immediately back to Protelindo, has substance.

    b. Explain to us all of the terms of the Build to Suit Term Sheet and why you entered into this arrangement in connection with the sale and lease-back of the towers.

    c. Regarding the Build to Suit Term Sheet, explain to us all of the terms of the put and call option(s) held by HCPT and Protelindo and their purpose. It is unclear why HCPT's right to specify the prices to be paid upon the exercise of such option(s) does not create a sufficiently lower than fair value purchase option, paragraph 17.10(b).

    d. In regards to paragraph 17.10(c), please clarify, as it is unclear to us, how you determined that a lease term that conservatively covers 67% of the estimated economic useful life of the tower is not a major part of the economic useful life of the asset.

e. We question the reasonableness of how you have evaluated your arrangement under paragraph 17.10(d). You have calculated the fair value of the leased asset using an income approach that is based on the discounted cash flow generated from the contractual lease payments over the full term of the lease, including the extension period. It seems virtually certain that a comparison of the present value of the minimum lease payments to the present value of all the lease payments will result in an answer supporting the lease being treated as an operating lease. For purposes of this test, we believe a more reasonable approach for determining the fair value of the leased asset should be used. That is, a method that does not rely upon the terms of your lease arrangement with Protelindo or a similar lease arrangement. Please revise your analysis accordingly. In this regard, since you have stated on page 12 that the maximum tower capacity is two or three base transceiver stations, we do understand why one-half to one-third of the fair value of a tower is not a reasonable methodology for determining the fair value of the leased tower capacity.

f. As support of your analysis of your lease under paragraph 17.10(d), you indicate that there should be differences in the fair value of the slots on the towers (see page 14 of your letter). We do not understand why the fair value of all slots on a tower is not equal, whether the slot has been leased or not.

g. On page 15 of your letter you state that "[b]ased on the lease rate offered to HCPT by another tower company for years 13 to 18 under similar lease terms, this rent is not substantially lower than market rent." Explain to us the nature of this lease offer, the facts and circumstances concerning how it was obtained, whether or not it was a sale leaseback transaction, and tell us why you believe it is appropriate to place reliance upon it.

h. In your analysis of paragraph 17.11(c), you concluded that the rent for years 13 - 18 are not substantially lower than market rent. Assuming that the rent for year 12 is market, please explain to us why 90% of this rent is not considered substantially below market.

i. Please explain to us in greater detail the rent terms for year 13 – 18. Tell us if this is a flat rate throughout this period or do the rents adjust.

j. Pursuant to paragraph 61 of IAS 17, if a sale and leaseback transaction results in an operating lease, and <u>it is clear</u> that the transaction is established at fair value, any profit or loss should be recognized immediately. If the sales price of the leased asset is above fair value, the excess over fair value should be deferred and amortized over the period for which the asset is expected to be used. In your response to comment 6a, you state that the replacement cost approach is the most appropriate and objective method for determining the fair value of the towers covered by the Tower Transfer Agreement. Please explain to us in greater detail why other valuation methodologies are not available to management and are not preferable to the replacement cost method for clearly determining fair value.

k. It appears the purchaser of your towers – Protelindo, will be constructing some of the towers under the Build to Suit Term Sheet that will be sold under the Tower Transfer Agreement. Tell us if the amounts you will pay Protelindo for the construction of these towers will be fair value. If not, please explain why.

l. With respect to the towers to be constructed, it appears you may have assumed a replacement cost that exceeds the cost to construct, please advise. If so, explain to us why it is reasonable to make this assumption and why construction cost is not reasonable approximation of replacement cost.

m. Also, we do not understand how you are able to conclude on the fair value of the towers to be sold when the sales will take place over a 24 month period. In light of the fact that fair values fluctuate with the passage of time, tell us how you are able to reasonably conclude on the fairness of the consideration to be paid for towers that will be sold in two years.

n. In your response to comment 6a you state that the fair value of a tower site includes the fair value of (i) the tower itself; (ii) the land leases; and (iii) other associated costs. Tell us if you lease or own the tower sites included in the Tower Transfer Agreement. Explain to us how you considered the underlying land when determining the accounting for your transaction with Protelindo. If you will continue to lease the land, explain to us your consideration of IAS 18.20 when concluding that immediate gain recognition is appropriate.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director